UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of SK Telecom Co., Ltd. (“SK Telecom” or the “Company”) has resolved to call the annual general meeting of shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	March 26, 2026 (Thursday), 10:00 am (Seoul time)

2. Place	SUPEX Hall, 4th Floor, SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul, Korea

3. Agenda

1. Approval of Financial Statements for the 42nd Fiscal Year (2025)

2. Amendments to the Articles of Incorporation

3. Approval of Reduction of Capital Reserve

4. Appointment of Directors

4-1. Appointment of an Executive Director (Jung, Jaihun)

4-2. Appointment of an Executive Director (Han, Myung Jin)

4-3. Appointment of a Non-executive Director (Yoon, Poong Young)

4-4. Appointment of an Independent Non-executive Director (Oh, Alice Haeyun)

4-5. Appointment of an Independent Non-executive Director (Lee, Seong Yeob)

5. Appointment of an Independent Non-executive Director and Audit Committee Member (Lim, Tay Seop)

6. Appointment of an Audit Committee Member (Lee, Seong Yeob)

7. Approval of the Ceiling Amount of Remuneration for Directors

4. Date of the resolution by the Board	February 25, 2026

• Attendance of independent non-executive directors	Present:	5
	Absent:	0

5. Other important matters relating to an investment decision	—

Documents relating to the Annual General Meeting of Shareholders

1.	Approval of Financial Statements for the 42nd Fiscal Year (2025)

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

Explanatory Note:

The consolidated and separate financial statements as of and for the year ended December 31, 2025 included as Appendix 1 and Appendix 2, respectively, to this report (collectively, the “Unaudited Financial Statements”) are preliminary and have not yet been audited. The Company’s audited consolidated and separate financial statements as of and for the year ended December 31, 2025 and the respective accompanying notes prepared in accordance with Korean International Financial Reporting Standards as adopted by the Korean Accounting Standards Board, together with audit reports from the Company’s independent auditors (collectively, the “Audited Financial Statements”), will be uploaded to the Company’s website (http://www.sktelecom.com/en/ → Investor Relations → IR Library → Audit Report) and will be made available on the U.S. Securities and Exchange Commission’s website (https://www.sec.gov) in early to mid-March of 2026. In the case of any discrepancy between the information contained in the Unaudited Financial Statements and the Audited Financial Statements, the information contained in the Audited Financial Statements shall prevail and supersede the information contained in the Unaudited Financial Statements. Shareholders (including holders of the Company’s American Depositary Shares) are asked to review the Audited Financial Statements, which shall constitute the basis of the shareholder approval on this agenda item, prior to voting.

2.	Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks

Article 21. Place of General Meeting

General Meetings of Shareholders shall be held at the place where the head office of the Company is located but may be held at a near-by place if necessary (amended on August 14, 1989).

Article 21. Place of General Meeting

(1) General Meetings of Shareholders shall be held at the place where the head office of the Company is located but may be held at a near-by place if necessary (amended on August 14, 1989).

(2) The Company shall hold General Meetings of Shareholders in a manner that allows certain Shareholders to participate in shareholders’ resolutions by electronic means from a remote location, without being physically present at the place of the meeting (newly established on March 26, 2026).

To require the concurrent holding of general meetings of shareholders by electronic means.

Article 27. Exercise of Voting Rights by Proxy

(1) (Text omitted)

(2) The proxy shall be a Shareholder of the Company and must present documents evidencing his power of representation prior to the opening of the General Meeting of Shareholders; provided, however, the proxy for a corporate Shareholder must be an employee of such corporation authorized by the corporation’s representative (amended on July 7, 1994).

Article 27. Exercise of Voting Rights by Proxy

(1) (Text omitted)

(2) The proxy shall be a Shareholder of the Company and must present documents in a physical or electronic form evidencing his power of representation prior to the opening of the General Meeting of Shareholders; provided, however, the proxy for a corporate Shareholder must be an employee of such corporation authorized by the corporation’s representative (amended on July 7, 1994, amended on March 26, 2026).

To permit proxy attendance at general meetings of shareholders by electronic document.

Article 31. Number of Directors

(1) The Company shall have a minimum of three (3) but not more than twelve (12) Directors, and more than a half of Directors shall be outside Directors (amended on March 11, 2005).

(2) (Text omitted)

Article 31. Number of Directors

(1) The Company shall have a minimum of three (3) but not more than twelve (12) Directors, and more than a half of Directors shall be independent Directors (amended on March 11, 2005, amended on March 26, 2026).

(2) (Text omitted)

To amend the title of outside director to independent director.

Article 32. Appointment of Directors

(1) (Text omitted)

(2) The Directors shall be appointed at a General Meeting of Shareholders by affirmative votes of the majority of the voting rights of Shareholders present and such majority also represents at least one-fourth (1/4) of the total number of shares issued and outstanding (amended on March 17, 2000).

(3) (Text omitted)

(4) (Text omitted)

(5) The Directors shall consist of standing Director(s), non-standing Director(s) and outside Director(s) who do(es) not participate in general operation of the Company (established on March 27, 1998).

(6) (Text omitted)

Article 32. Appointment of Directors

(1) (Text omitted)

(2) (deleted on March 26, 2026)

(3) (Text omitted)

(4) (Text omitted)

(5) The Directors shall consist of standing Director(s), non-standing Director(s) and independent Director(s) who do(es) not participate in general operation of the Company (established on March 27, 1998, amended on March 26, 2026).

(6) (Text omitted)

To delete the quorum requirement provision for the appointment of directors. To amend the title of outside director to independent director.

Article 32-2. Committee for Recommendation of Outside Director

(1) The Company shall have the committee for recommendation of Outside Director (the “Recommendation Committee”) at the Board of Directors (established on March 17, 2000).

(2) An outside Director shall be appointed from among those candidates who were recommended by the Recommendation Committee (established on March 17, 2000).

(3) The Recommendation Committee shall consist of two (2) or more Directors and a half or more of such Directors shall be composed of outside Directors already appointed (established on March 17, 2000).

(4) All matters necessary for the constitution and operation of the Recommendation Committee shall be decided separately by the Board of Directors (established on March 17, 2000).

Article 32-2. Committee for Recommendation of Independent Director

(1) The Company shall have the committee for recommendation of independent Director (the “Independent Director Nomination Committee”) at the Board of Directors (established on March 17, 2000, amended on March 26, 2026).

(2) An independent Director shall be appointed from among those candidates who were recommended by the Independent Director Nomination Committee (established on March 17, 2000, amended on March 26, 2026).

(3) The Independent Director Nomination Committee shall consist of two (2) or more Directors and a half or more of such Directors shall be composed of independent Directors already appointed (established on March 17, 2000, amended on March 26, 2026).

(4) All matters necessary for the constitution and operation of the Independent Director Nomination Committee shall be decided separately by the Board of Directors (established on March 17, 2000, amended on March 26, 2026).

To amend the title of outside director to independent director.

Article 32-3. Qualification of Director

(1) (Text omitted)

(2) The outside Director of the Company shall be such person who has expert knowledge in management, economy, accounting, law or relevant technology, or substantial experience in such areas, and who may contribute to the development of the Company and protection of interests of the Shareholders. A person who falls under any of causes for disqualification as specified in the Commercial Act or other relevant laws and regulations, shall not become an outside Director of the Company (amended on March 23, 2012).

(3) If an outside Director who falls under any of causes for disqualification in any of items specified in Paragraph (1) above or in the Paragraph (2) above, he/she shall be dismissed from his/her office when there occurs any of such causes. In such case, any vacancy in the office of the outside Director shall be filled at the Ordinary General Meeting of Shareholders following the occurrence of such causes for disqualification (amended on March 17, 2000).

Article 32-3. Qualification of Director

(1) (Text omitted)

(2) The independent Director of the Company shall be such person who has expert knowledge in management, economy, accounting, law or relevant technology, or substantial experience in such areas, and who may contribute to the development of the Company and protection of interests of the Shareholders. A person who falls under any of causes for disqualification as specified in the Commercial Act or other relevant laws and regulations, shall not become an independent Director of the Company (amended on March 23, 2012, amended on March 26, 2026).

(3) If an independent Director who falls under any of causes for disqualification in any of items specified in Paragraph (1) above or in the Paragraph (2) above, he/she shall be dismissed from his/her office when there occurs any of such causes. In such case, any vacancy in the office of the independent Director shall be filled at the Ordinary General Meeting of Shareholders following the occurrence of such causes for disqualification (amended on March 17, 2000, amended on March 26, 2026).

To amend the title of outside director to independent director.

Article 33. Term of office of Directors

(1) (Text omitted)

(2) The total term of outside Directors shall not exceed 6 years, and, when including the service at affiliates, 9 years (newly established on March 25, 2021).

Article 33. Term of office of Directors

(1) (Text omitted)

(2) The total term of independent Directors shall not exceed 6 years, and, when including the service at affiliates, 9 years (newly established on March 25, 2021, amended on March 26, 2026).

To amend the title of outside director to independent director.

Article 35-3. Duties of Directors to be faithful The Directors shall faithfully perform their respective duties for the benefits of the Company (amended on March 17, 2000).

Article 35-3. Duties of Directors to be faithful

The Directors shall faithfully perform their respective duties for the Company and Shareholders in accordance with applicable laws and the Articles of Incorporation (amended on March 17, 2000, amended on March 26, 2026).

To clarify the expanded fiduciary duty of directors.

Article 45-2. Matters Subject to Prior Approval of Majority of the Outside Directors

Notwithstanding the provisions to the contrary in the Articles of Incorporation, the Company shall obtain approval from the majority of the outside Directors in order to effect the following acts (established on March 27, 1998).

(Text omitted)

Article 45-2. Matters Subject to Prior Approval of Majority of the Independent Directors

Notwithstanding the provisions to the contrary in the Articles of Incorporation, the Company shall obtain approval from the majority of the independent Directors in order to effect the following acts (established on March 27, 1998, amended on March 26, 2026).

(Text omitted)

To amend the title of outside director to independent director.

Article 47-3. Audit Committee

(1) (Text omitted)

(2) The Audit Committee shall consist of three (3) or more directors and two-thirds (2/3) or more of the committee members shall be composed of outside Directors.

(3) (Text omitted)

Article 47-3. Audit Committee

(1) (Text omitted)

(2) The Audit Committee shall consist of three (3) or more directors and two-thirds (2/3) or more of the committee members shall be composed of independent Directors (amended on March 26, 2026).

(3) (Text omitted)

(4) Two (2) members of the Audit Committee shall be elected by a separate resolution of the General Meeting of Shareholders as Directors serving on the Audit Committee, apart from the election of the other Directors (newly established on March 26, 2026).

To amend the title of outside director to independent director. To increase the number of audit committee members subject to separate election.

Article 48. Minutes of the Meeting of the Board of Directors

All agenda of the Board of Directors, the substance of the proceedings of the Board and the result thereof, name(s) of Director(s) who raise(s) an objection to the Board resolution and the reason therefor, shall be recorded in the minutes on which the names and seals of the Chairman and all Directors present shall be affixed or which shall be signed by such persons, and shall be kept at the head office (amended on March 17, 2000).

Article 48. Minutes of the Meeting of the Board of Directors

(1) All agenda of the Board of Directors, the substance of the proceedings of the Board and the result thereof, name(s) of Director(s) who raise(s) an objection to the Board resolution and the reason therefor, shall be recorded in the minutes on which the names and seals of the Chairman and all Directors present shall be affixed or which shall be signed by such persons, and shall be kept at the head office (amended on March 17, 2000).

(2) The Company shall keep records relating to the convening of an electronic General Meeting of Shareholders at the head office (newly established on March 26, 2026).

To require the maintenance of records of electronic general meetings of shareholders.

Article 49-2. Treatment for Outside Directors The Company may pay to outside Directors the expense incurred during the performance of their duties (amended on March 17, 2000).

Article 49-2. Treatment for Independent Directors

The Company may pay to independent Directors the expense incurred during the performance of their duties (amended on March 17, 2000, amended on March 26, 2026).

To amend the title of outside director to independent director.

<Newly established>

Addendum No. 35 (as of March 26, 2026)

Article 1. Date of Effectiveness

These Articles of Incorporation shall take effect as of March 26, 2026. However, the amended provisions of Articles 21 and 27 shall take effect as of January 1, 2027, and the amended provisions of Articles 31, 32, 32-2, 32-3, 33, 45-2, 47-3(2) and 49-2 shall take effect as of July 23, 2026.

To set forth the date of effectiveness.

3.	Approval of Reduction of Capital Reserve

A.

Due to the availability of an exemption from taxation with respect to dividend income from the payment of capital reduction dividend (i.e., dividend funded through the reduction of capital reserves), the Company intends to transfer the capital reserve subject to such capital reduction dividend to retained earnings in order to enhance shareholder return.

B.	Of the Company’s capital reserves (comprising paid-in surplus), Won 1.7 trillion shall be reduced and transferred to retained earnings.

C.

The portion of paid-in surplus arising from paid-in capital increases shall be applied in a chronological order of occurrence, with the earliest-generated amounts used first (constituting funds subject to Article 18(8) of the Corporate Tax Act and Article 26-3(6) of the Enforcement Decree of the Income Tax Act).

4.	Appointment of Directors

4-1.	Appointment of an Executive Director (Jung, Jaihun)

4-2.	Appointment of an Executive Director (Han, Myung Jin)

4-3.	Appointment of a Non-executive Director (Yoon, Poong Young)

4-4.	Appointment of an Independent Non-executive Director (Oh, Alice Haeyun)

4-5.	Appointment of an Independent Non-executive Director (Lee, Seong Yeob)

5.	Appointment of an Independent Non-executive Director and Audit Committee Member (Lim, Tay Seop)

A.	Candidate’s Name, Date of Birth, Independence, Recommender and Relationship with the Company’s Largest Shareholder

Name of Candidate	Date of Birth	Candidate for Independent Non-executive Director	Separate Election of Directors who are Audit Committee Members	Relationship with Largest Shareholder	Recommended by

Jung, Jaihun	June 23, 1968	—	—	Unregistered officer of affiliate (SK Telecom)	Board

Han, Myung Jin	October 26, 1973	—	—	Unregistered officer of affiliate (SK Telecom)	Board

Yoon, Poong Young	November 28, 1974	—	—	Unregistered officer of largest shareholder (SK Inc.)	Board

Oh, Alice Haeyun	November 13, 1974	Yes	—	Independent non-executive director of affiliate (SK Telecom)	Independent Director Nomination Committee

Lee, Seong Yeob	August 3, 1967	Yes	—	None	Independent Director Nomination Committee

Lim, Tay Seop	September 17, 1963	Yes	Separate election	None	Independent Director Nomination Committee

Total: 6 candidates

B.	Candidate’s Main Profession, Business Experience and Transactions with the Company in the Past Three Years

Name of Candidate	Main Profession	Business Experience		Transactions with the Company in the Past Three Years
		Period	Contents
Jung, Jaihun	Chief Executive Officer, SK Telecom	2025 - Present	Chief Executive Officer, SK Telecom	None
		2024 - 2025	Chief Governance Officer, SK Telecom
		2024	Head of External Affairs, SK Telecom
		2022 - 2023	Director of Investment Support Center, SK Square; Head of Transformation Initiative, SK Telecom
		2021 - 2022	Head of Legal Affairs and Director of Investment Support Center, SK Square
		2020 - 2021	Head of Legal Group 2, SK Telecom
		2019	Presiding Judge, Seoul Central District Court
		2017 - 2018	Director General of the Information Technology Bureau, National Court Administration of the Supreme Court of Korea
Han, Myung Jin	Head of MNO Company-in-Company Unit, SK Telecom	2025 - Present	Head of MNO Company-in-Company Unit, SK Telecom	None
		2024 - 2025	Representative Director and Chief Executive Officer, SK Square
		2024	Director of Investment Support Center, SK Square
		2021 - 2023	Chief Strategy Officer, SK Telecom
		2019 - 2020	Head of MNO Business Support Group, SK Telecom
		2016 - 2018	Head of Global Business Development Division; SK Telecom
Yoon, Poong Young	President of SUPEX Council Project	2025 - Present	President of SUPEX Council Project	None
		2023 - 2025	Chief Executive Officer, SK AX
		2021 - 2022 2019 - 2021 2018 2016 - 2017	Chief Investment Officer, SK Square Head of Corporate Center, SK Telecom Head of PM Group, SK Telecom Head of Planning Division, SK C&C
Oh, Alice Haeyun	Professor of Computing, KAIST	2008 - Present	Professor of Computing, KAIST	None
		2025 - Present	Head of Global Cooperation Subcommittee, National AI Strategy Committee
		2018 - 2024	Director, KAIST Center for MARS Artificial Intelligence Research
		2021 - 2023	President and Vice President, KAIST Artificial Intelligence Research Institute
		2020 - 2022	Civilian Committee Member, the Presidential Committee on the 4th Industrial Revolution
		2001 - 2002	Researcher, Hewlett-Packard

Lee, Seong Yeob	Professor of Graduate School of Management of Technology, Korea University	2019 - Present	Professor of Graduate School of Management of Technology, Korea University	None
		2025 - Present	President, Korea Information & Communication Technology Law Association
		2025 - Present	Honorary President, Korea Data Artificial Intelligence Law and Policy Society
		2022 - Present	Civilian Chair, Personal Information Regulation Review Committee, Personal Information Protection Commission
		2004 - 2015 2001 - 2004	Foreign Attorney (U.S.), Kim & Chang Senior Government Official, Office for Government Policy Coordination, Prime Minister’s Secretariat
Lim, Tay Seop	Professor of Graduate School of Business, Sungkyunkwan University	2017 - Present	Professor of Graduate School of Business, Sungkyunkwan University	2017 - Present
		2016 - 2017	Partner, CobaltSky Partners Ltd.	2016 - 2017
		2013 - 2015	Representative Director, Macquarie Securities Korea Limited	2013 - 2015
		2010 - 2012	Chief Executive Officer, Goldman Sachs Asset Management Korea	2010 - 2012
		2008 - 2010	Partner, Sofaer Global Research in Hong Kong	2008 - 2010
		2001 - 2008	Co-Head of Branch, Goldman Sachs (Asia) L.L.C. (Seoul Branch)	2001 - 2008

C.	Candidate’s Taxes in Arrears, Management of Insolvent Companies and Statutory Reasons for Disqualification

Name of Candidate	Taxes in Arrears	Management of Insolvent Companies	Statutory Reasons for Disqualification

Jung, Jaihun	None	None	None

Han, Myung Jin	None	None	None

Yoon, Poong Young	None	None	None

Oh, Alice Haeyun	None	None	None

Lee, Seong Yeob	None	None	None

Lim, Tay Seop	None	None	None

D.	Expected Contributions of Candidates for Independent Non-executive Directors

•	Oh, Alice Haeyun

•

Based on her expertise and experience in the field of artificial intelligence (“AI”), which is a core business area of the Company, Ms. Oh will perform the duties of an independent non-executive director by providing professional advice and opinions on overall technology and the Company’s business strategies.

•

In addition, based on her understanding of the Company’s overall management and experience accumulated over three years while serving as an independent non-executive director of the Company, Ms. Oh will seek to vote on key management issues with the purposes of enhancing the Company’s long-term growth and enterprise value while also representing the interests of shareholders and the society.

•

Ms. Oh will perform the duties of an independent non-executive director based on professionalism and independence, and acknowledges that she may be removed from her position if she fails to meet the qualification requirements for independent directors pursuant to Articles 382-3, Article 542-8 of the Korean Commercial Code (the “KCC”) and Article 34 of the Enforcement Decree of the KCC.

•	Lee, Seong Yeob

•

Based on his expertise and experience in information protection and compliance, Mr. Lee will provide professional advice for the purposes of strengthening the Company’s governance on information protection matters and restoring customer trust, and contribute to the Board’s decision-making process by ensuring that various risks are systematically reviewed and that appropriate responses are implemented.

•

Mr. Lee will seek to participate in responsible decision-making on key management issues with the purposes of enhancing the Company’s long-term growth and enterprise value while also representing the interests of shareholders and the society.

•

Mr. Lee will perform the duties of an independent non-executive director based on professionalism and independence, and acknowledges that he may be removed from his position if he fails to meet the qualification requirements for independent directors pursuant to Articles 382-3, Article 542-8 of the KCC and Article 34 of the Enforcement Decree of the KCC.

•	Lim, Tay Seop

•

Based on his expertise in finance, financial management and risk management, Mr. Lim will perform the duties of an independent non-executive director and contribute to the Company’s sustainable growth and the enhancement of enterprise value, while providing professional and diverse perspectives in Board discussions.

•

Mr. Lim will seek to participate in independent and responsible decision-making on key management issues with the purposes of enhancing the Company’s long-term growth while also representing the interests of shareholders and the society.

•

Mr. Lim will perform the duties of an independent non-executive director based on professionalism and independence, and acknowledges that he may be removed from his position if he fails to meet the qualification requirements for independent directors pursuant to Articles 382-3, Article 542-8 of the KCC and Article 34 of the Enforcement Decree of the KCC.

E.	Reasons for Recommendation of Candidates by the Board

•	Jung, Jaihun

•

As the current Chief Executive Officer of SK Telecom, Mr. Jung has been responsible for establishing a business structure and management system based on fundamentals and principles, strengthening the Company’s telecommunications business and driving qualitative growth through focused investment in the AI business, as well as implementing company-wide changes to ways of working through “AX” (AI transformation).

•

In consideration of the rapidly changing business environment, the Board believes Mr. Jung’s experience and capabilities will be essential for fostering a dynamic organizational culture and driving sustainable growth, and it recommends him as a candidate for appointment as an executive director.

•	Han, Myung Jin

•

As the Head of MNO Company-in-Company Unit at SK Telecom, Mr. Han has been strengthening the fundamental competitiveness of business-to-customer services and business-to-business services as was as overall network operations of the Company’s telecommunications business. At the same time, Mr. Han has been driving innovation in telecommunications by identifying AX initiatives and consolidating related functions and capabilities.

•

The Board believes Mr. Han’s experience and capabilities will be essential in addressing the impact of the recent cybersecurity incident, restoring customer trust and improving the Company’s profitability, and it recommends him as a candidate for appointment as an executive director.

•	Yoon, Poong Young

•

Mr. Yoon has served as Head of SK Telecom’s Corporate Center and President of SK AX, and possesses expertise across key areas of the Company’s businesses, including telecommunications and AI, as well as in planning and finance.

•

The Board believes Mr. Yoon’s experience and capabilities will be essential for laying the foundation for sustainable growth in the Company’s telecommunications business and strengthening AI business growth through synergy with the SK Group, and it recommends him as a candidate for appointment as a non-executive director.

•	Oh, Alice Haeyun

•

As a professor of computing at KAIST, Ms. Oh has consistently produced research achievements in AI fields such as natural language processing. Through AI research projects conducted with major domestic and global big technology companies, Ms. Oh has earned recognition for expertise and leadership in AI across academia, government and industry.

•

In addition, Ms. Oh has contributed to the Company’s long-term growth and maximization of enterprise value by enhancing diversity of the Board and providing professional insights over the past three years while serving as an independent non-executive director of the Company.

•

Upon reappointment, Ms. Oh is expected to further strengthen the Board’s expertise and contribute to the Company’s sustainable growth, and the Board recommends her as a candidate for appointment as an independent non-executive director.

•	Lee, Seong Yeob

•

Currently a professor at the Graduate School of Management of Technology at Korea University, Mr. Lee has served as Chair of the Personal Information Regulation Review Committee and President of the Korea Information & Communication Technology Law Association, and possesses specialized expertise in the fields of information protection and technology management.

•

In addition, Mr. Lee has accumulated extensive experience and expertise in information and communications technologies (“ICT”) and compliance based on his experience with ICT-related institutions and key government ministries.

•

Mr. Lee is considered well-suited to advance the Company’s information protection governance and restore customer trust, and the Board recommends him as a candidate for appointment as an independent non-executive director.

•	Lim, Tay Seop

•

Currently a professor at the Graduate School of Business at Sungkyunkwan University, Mr. Lim has more than 30 years of experience in the fields of global equity research, investment advisory and asset management, and has developed deep expertise in finance and risk management.

•

In particular, having served as the Representative Director of Macquarie Securities Korea Limited and Chief Executive Officer of Goldman Sachs Asset Management Korea, Mr. Lim possesses extensive experience in global markets and strong leadership capabilities.

•

Mr. Lim is considered well-suited to enhance the Company’s corporate value and strengthen the diversity of the Board, and the Board recommends him as a candidate for appointment as an independent non-executive director.

5.	Appointment of an Independent Non-executive Director and Audit Committee Member (Lim, Tay Seop)

6.	Appointment of an Audit Committee Member (Lee, Seong Yeob)

A.	Candidate’s Name, Date of Birth, Independence, Recommender and Relationship with the Company’s Largest Shareholder

Name of Candidate	Date of Birth	Candidate for Independent Non-executive Director	Separate Election of Directors who are Audit Committee Members	Relationship with Largest Shareholder	Recommended by

Lim, Tay Seop	September 17, 1963	Yes	Separate election	None	Independent Director Nomination Committee

Lee, Seong Yeob	August 3, 1967	Yes	—	None	Independent Director Nomination Committee
Total: 2 candidates

B.	Candidate’s Main Profession, Business Experience and Transactions with the Company in the Past Three Years

Name of Candidate	Main Profession	Business Experience		Transactions with the Company in the Past Three Years
		Period	Contents
Lim, Tay Seop	Professor of Graduate School of Business, Sungkyunkwan University	2017 - Present	Professor of Graduate School of Business, Sungkyunkwan University	None
		2016 - 2017	Partner, CobaltSky Partners Ltd.
		2013 - 2015	Representative Director, Macquarie Securities Korea Limited
		2010 - 2012	Chief Executive Officer, Goldman Sachs Asset Management Korea
		2008 - 2010	Partner, Sofaer Global Research in Hong Kong
		2001 - 2008	Co-Head of Branch, Goldman Sachs (Asia) L.L.C. (Seoul Branch)
Lee, Seong Yeob	Professor of Graduate School of Management of Technology, Korea University	2019 - Present	Professor of Graduate School of Management of Technology, Korea University	None
		2025 - Present	President, Korea Information & Communication Technology Law Association
		2025 - Present	Honorary President, Korea Data Artificial Intelligence Law and Policy Society
		2022 - Present	Civilian Chair, Personal Information Regulation Review Committee, Personal Information Protection Commission
		2004 - 2015	Foreign Attorney (U.S.), Kim & Chang
		2001 - 2004	Senior Government Official, Office for Government Policy Coordination, Prime Minister’s Secretariat

C.	Candidate’s Taxes in Arrears, Management of Insolvent Companies and Statutory Reasons for Disqualification

Name of Candidate	Taxes in Arrears	Management of Insolvent Companies	Statutory Reasons for Disqualification

Lim, Tay Seop	None	None	None

Lee, Seong Yeob	None	None	None

D.	Reasons for Recommendation of Candidate by the Board

•	Lim, Tay Seop

•

Based on his expertise in finance and risk management, as well as broad experience and understanding of overall corporate management activities, Mr. Lim is expected to contribute to enhancing the Company’s enterprise value.

•

The Board recommends Mr. Lim as a candidate for a member of the audit committee, as it considers him to be capable of making a significant contribution to the Company’s development and the protection of shareholders’ rights and interests by strengthening the independence of the audit committee and ensuring management transparency.

•	Lee, Seong Yeob

•

Based on his expertise and extensive experience in the fields of information protection and compliance, as well as professional insight into internal control and overall risk management, Mr. Lee is expected to exercise independent and professional judgment in the areas of audit and internal control.

•

The Board recommends Mr. Lee as a candidate for a member of the audit committee, as it considers him to be capable of strengthening the Board’s oversight function and the expertise of the audit committee.

7.	Approval of the Ceiling Amount of Remuneration for Directors

A.	Number of Directors and Total Amount or Maximum Authorized Amount of Remuneration for Directors

	Fiscal year 2026	Fiscal year 2025
Number of directors	8	8
Number of independent non-executive directors	5	5
Total amount of remuneration paid to directors	—	Won 6,218,743,669
Total amount or maximum authorized amount of remuneration for directors	Won 10,000,000,000	Won 10,000,000,000

Appendix 1. Consolidated Financial Statements

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024, AND

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of won)	Note		December 31, 2025	December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	1,490,024	2,023,721
Short-term financial instruments	5,34,35		151,426	323,890
Short-term investment securities	10,34,35		35,217	—
Accounts receivable – trade, net	6,34,35,36		1,918,502	1,989,306
Short-term loans, net	6,34,35,36		69,664	65,205
Accounts receivable – other, net	6,34,35,36,37		346,326	369,192
Contract assets	8,35		124,831	90,385
Prepaid expenses	7		2,135,763	1,945,610
Prepaid income taxes	31		6,217	21
Derivative financial assets	21,34,35,38		6,945	119,500
Inventories, net	9		167,640	209,783
Assets held for sale	40		143,489	174,839
Advanced payments and others	6,34,35		131,086	165,230

			6,727,130	7,476,682

Non-Current Assets:
Long-term financial instruments	5,34,35		370	373
Long-term investment securities	10,34,35		3,188,572	1,877,922
Investments in associates and joint ventures	11		2,238,470	2,341,827
Investment property, net	13		39,841	26,611
Property and equipment, net	12,14,36,37		11,902,173	12,617,394
Goodwill	15		2,072,493	2,072,493
Intangible assets, net	16		1,710,620	2,194,871
Long-term contract assets	8,35		63,778	46,352
Long-term loans, net	6,34,35,36		32,184	34,446
Long-term accounts receivable – other, net	6,34,35,36,37		164,762	173,252
Long-term prepaid expenses	7		1,280,751	1,108,406
Guarantee deposits, net	6,34,35,36		167,823	155,875
Long-term derivative financial assets	21,34,35,38		303,201	221,608
Defined benefit assets	20		205,477	154,329
Other non-current assets	6,34,35		10,138	12,814

			23,380,653	23,038,573

Total Assets		~~W~~	30,107,783	30,515,255

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2025 and 2024

(In millions of won)	Note		December 31, 2025	December 31, 2024
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	34,35,36	~~W~~	110,867	126,508
Accounts payable – other	34,35,36		1,576,870	2,798,978
Withholdings	34,35,36		1,011,918	928,679
Contract liabilities	8		207,682	168,194
Accrued expenses	25,34,35		1,345,998	1,522,750
Income tax payable	31		28,482	243,564
Derivative financial liabilities	21,34,35,38		5,782	—
Provisions	19,39		145,953	50,016
Short-term borrowings	17,34,35,38		130,000	100,000
Current portion of long-term debt, net	17,34,35,38		1,122,584	2,460,109
Current portion of long-term payables – other	18,34,35,38		368,572	367,765
Lease liabilities	34,35,36,38		407,959	351,363
Liabilities held for sale	40		67,108	106,352

			6,529,775	9,224,278

Non-Current Liabilities:
Debentures, excluding current portion, net	17,34,35,38		7,294,445	6,363,646
Long-term borrowings, excluding current portion, net	17,34,35,38		300,000	203,125
Long-term payables – other	18,34,35,38		179,389	539,955
Long-term lease liabilities	34,35,36,38		1,117,839	1,286,588
Long-term contract liabilities	8		194,261	61,512
Defined benefit liabilities	20		—	2,086
Long-term derivative financial liabilities	21,34,35,38		621	3,437
Long-term provisions	19		80,094	70,044
Deferred tax liabilities	31		1,363,191	851,200
Other non-current liabilities	34,35,36		92,876	81,750

			10,622,716	9,463,343

Total Liabilities			17,152,491	18,687,621

Shareholders’ Equity:
Share capital	1,22		30,493	30,493
Capital surplus and others	22,23,24,25		(12,131,340)	(11,954,936)
Retained earnings	26		22,938,268	22,976,127
Reserves	27		2,025,682	646,943
Equity attributable to owners of the Parent Company			12,863,103	11,698,627
Non-controlling interests			92,189	129,007

Total Shareholders’ Equity			12,955,292	11,827,634

Total Liabilities and Shareholders’ Equity		~~W~~	30,107,783	30,515,255

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2025 and 2024

(In millions of won, except for earnings per share)	Note		2025	2024
Operating revenue:	4,36
Revenue		~~W~~	17,099,213	17,940,609
Operating expenses:	36
Labor			2,711,262	2,725,765
Commission	7		5,494,689	5,564,289
Depreciation and amortization	4		3,467,134	3,560,374
Network interconnection			635,085	692,881
Leased lines			267,348	265,518
Advertising			182,669	186,340
Rent			134,075	136,753
Cost of goods sold	9		1,269,541	1,326,159
Others	28		1,864,195	1,659,121

			16,025,998	16,117,200

Operating profit:	4		1,073,215	1,823,409
Finance income	4,30		219,358	355,035
Finance costs	4,30		(481,996)	(605,919)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	4,11		(63,602)	321,787
Other non-operating income	4,29		170,434	72,288
Other non-operating expenses	4,29		(195,148)	(204,835)

Profit before income tax	4		722,261	1,761,765
Income tax expense	31		347,177	374,670

Profit for the year		~~W~~	375,084	1,387,095

Attributable to:
Owners of the Parent Company		~~W~~	408,410	1,250,155
Non-controlling interests			(33,326)	136,940
Earnings per share	32
Basic earnings per share (in won)		~~W~~	1,825	5,780
Diluted earnings per share (in won)			1,825	5,765

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of won)	Note		2025	2024
Profit for the year		~~W~~	375,084	1,387,095
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	11,27		56,652	—
Remeasurement of defined benefit liabilities and assets	20		(6,432)	(25,905)
Valuation gain on financial assets at fair value through other comprehensive income	27,30		1,465,513	11,253
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive Income (loss) of investments in associates and joint ventures	11,27		(6,416)	132,581
Net change in unrealized fair value of derivatives	21,27,30		22,623	(6,573)
Foreign currency translation differences for foreign operations	27		(2,106)	49,420

Other comprehensive income for the year, net of taxes			1,529,834	160,776

Total comprehensive income		~~W~~	1,904,918	1,547,871

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	1,937,762	1,409,090
Non-controlling interests			(32,844)	138,781

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In millions of won)			Attributable to owners of the Parent Company					Non-controlling interests	Total equity
	Note		Share capital	Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2024		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399
Total comprehensive income (loss):
Profit for the year			—	—	1,250,155	—	1,250,155	136,940	1,387,095
Other comprehensive income (loss):	11,20,21,27,30		—	—	(100,792)	259,727	158,935	1,841	160,776

			—	—	1,149,363	259,727	1,409,090	138,781	1,547,871

Transactions with owners:
Annual dividends	33		—	—	(223,335)	—	(223,335)	(50,927)	(274,262)
Interim dividends	33		—	—	(530,082)	—	(530,082)	—	(530,082)
Share option	25		—	5,173	—	—	5,173	402	5,575
Interest on hybrid bonds	24		—	—	(19,800)	—	(19,800)	—	(19,800)
Acquisition and disposal of treasury shares	23		—	9,154	—	—	9,154	—	9,154
Retirement of treasury shares	23		—	200,000	(200,000)	—	—	—	—
Changes in consolidation scope			—	—	—	—	—	(902)	(902)
Changes in ownership in subsidiaries, etc.			—	(340,619)	—	—	(340,619)	(797,700)	(1,138,319)

			—	(126,292)	(973,217)	—	(1,099,509)	(849,127)	(1,948,636)

Balance as of December 31, 2024		~~W~~	30,493	(11,954,936)	22,976,127	646,943	11,698,627	129,007	11,827,634

Balance as of January 1, 2025		~~W~~	30,493	(11,954,936)	22,976,127	646,943	11,698,627	129,007	11,827,634
Total comprehensive income (loss):
Profit (loss) for the year			—	—	408,410	—	408,410	(33,326)	375,084
Other comprehensive income:	11,20,21,27,30		—	—	150,613	1,378,739	1,529,352	482	1,529,834

			—	—	559,023	1,378,739	1,937,762	(32,844)	1,904,918

Transactions with owners:
Annual dividends	33		—	—	(223,531)	—	(223,531)	(1,533)	(225,064)
Interim dividends	33		—	—	(353,551)	—	(353,551)	—	(353,551)
Share option	25		—	(1,156)	—	—	(1,156)	—	(1,156)
Interest on hybrid bonds	24		—	—	(19,800)	—	(19,800)	—	(19,800)
Disposal of treasury shares	23		—	5,303	—	—	5,303	—	5,303
Changes in ownership in subsidiaries, etc.			—	(180,551)	—	—	(180,551)	(2,441)	(182,992)

			—	(176,404)	(596,882)	—	(773,286)	(3,974)	(777,260)

Balance as of December 31, 2025		~~W~~	30,493	(12,131,340)	22,938,268	2,025,682	12,863,103	92,189	12,955,292

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of won)	Note		2025	2024
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	375,084	1,387,095
Adjustments for income and expenses	38		4,436,619	4,313,213
Changes in assets and liabilities related to operating activities	38		(144,208)	(108,813)

			4,667,495	5,591,495
Interest received			52,646	74,787
Dividends received			75,537	43,536
Interest paid			(371,502)	(356,081)
Income tax paid			(500,329)	(266,452)

Net cash provided by operating activities			3,923,847	5,087,285

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			127,141	—
Collection of short-term loans			100,801	131,823
Proceeds from disposals of short-term investment securities			75,664	—
Proceeds from disposals of long-term investment securities			702,184	51,741
Proceeds from disposals of investments in associates and joint ventures			31,540	77,974
Proceeds from disposals of assets held for sale			25,944	13,031
Proceeds from disposals of property and equipment			240,487	47,078
Proceeds from disposals of intangible assets			10,137	32,685
Collection of long-term loans			2,915	1,680
Decrease in deposits			11,317	5,758
Proceeds from settlement of derivatives			5,047	492
Proceeds from disposals of subsidiaries, net of cash transferred			51,086	—

			1,384,263	362,262
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(26,581)
Increase in short-term loans			(98,284)	(110,810)
Increase in long-term loans			(13,264)	(14,118)
Acquisitions of short-term investment securities			(110,000)	—
Acquisitions of long-term investment securities			(39,538)	(222,568)
Cash outflows from settlement of derivatives			—	(112,903)
Acquisitions of investments in associates and joint ventures			(11,672)	(8,014)
Acquisitions of property and equipment			(2,206,567)	(2,487,360)
Acquisitions of intangible assets			(116,685)	(71,856)
Increase in deposits			(18,518)	(15,525)
Cash decrease due to changes in consolidation scope			—	(4,354)
Cash outflow from acquisitions of business			(506,844)	—

			(3,121,372)	(3,074,089)

Net cash used in investing activities		~~W~~	(1,737,109)	(2,711,827)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2025 and 2024

(In millions of won)	Note		2025	2024
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	1,875,300	1,236,475
Proceeds from long-term borrowings			300,000	200,000
Proceeds from short-term borrowings, net			30,000	100,000
Cash inflows from settlement of derivatives			52,859	—
Transactions with non-controlling shareholders			92	15,717

			2,258,251	1,552,192
Cash outflows for financing activities:
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(2,121,501)	(1,235,750)
Repayments of long-term borrowings			(312,500)	(402,500)
Payments of dividends			(628,359)	(804,317)
Payments of interest on hybrid bonds			(19,800)	(19,800)
Repayments of lease liabilities			(372,834)	(381,347)
Acquisition of treasury shares			—	(15,788)
Transactions with non-controlling shareholders			—	(133,393)
Cash outflow from transactions with the non-controlling shareholders			(1,145,870)	—

			(4,970,014)	(3,362,045)

Net cash used in financing activities	38		(2,711,763)	(1,809,853)

Net increase (decrease) in cash and cash equivalents			(525,025)	565,605
Cash and cash equivalents at beginning of the year			2,023,721	1,454,978
Effects of exchange rate changes on cash and cash equivalents			(4,088)	26,124
Cash and cash equivalents included in assets held for sale			(4,584)	(22,986)

Cash and cash equivalents at end of the year		~~W~~	1,490,024	2,023,721

The accompanying notes are an integral part of the consolidated financial statements.

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of December 31, 2025, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	14,332,207	6.67
Institutional investors and other shareholders	129,135,184	60.13
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,807,778	0.84

	214,790,053	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of December 31, 2025 and 2024 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2025	Dec. 31, 2024
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator Service	100.0	100.0
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)(*2)	Korea	Internet website services	—	100.0
	SK Broadband Co., Ltd.(*3)	Korea	Fixed-line telecommunication services	99.1	99.1
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	YTK Investment Ltd.(*2)	Cayman Islands	Investment	—	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Investment (Holdings company)	62.5	62.5
	Astra AI Infra LLC	USA	Investment	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2)	Korea	Database and internet website service	—	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Subsidiary owned by Atlas Investment	Forest AI Investment(*2)	Cayman Islands	Investment	100.0	—
Others(*4)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries, Continued

The list of consolidated subsidiaries as of December 31, 2025 and 2024 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	Details of changes in the consolidation scope for the year ended December 31, 2025 are presented in note 1-(4).

(*3)

In relation to the merger of SK Broadband Co., Ltd. during the year ended December 31, 2020, the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees on November 13, 2024. Pursuant to the shareholders’ agreement, the Parent Company entered into a share purchase agreement to acquire 24.76% of the shares of SK Broadband Co., Ltd. for ~~W~~1,145,870 million. The Parent Company has determined that, at the date of the agreement, it currently has a 24.76% ownership interest in SK Broadband Co., Ltd. subject to the agreement, and accounted for the ownership of the shares in the subsidiary accordingly.

(*4)	Other is owned by Atlas Investment and another subsidiary of the Parent Company.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2025 is as follows:

(In millions of won)
		As of December 31, 2025			2025
Subsidiary		Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	205,972	62,038	143,934	345,910	8,946
SK Broadband Co., Ltd.		6,824,041	4,011,668	2,812,373	4,540,603	141,489
PS&Marketing Corporation		454,512	210,013	244,499	1,383,335	13,748
SERVICE ACE Co., Ltd.		97,050	68,222	28,828	184,525	2,356
SERVICE TOP Co., Ltd.		69,385	46,453	22,932	154,764	1,103
SK O&S Co., Ltd.		124,327	87,023	37,304	381,574	630
Home & Service Co., Ltd.		148,382	110,021	38,361	516,346	1,557
SK stoa Co., Ltd.		134,596	67,405	67,191	313,050	6,518
SK m&service Co., Ltd.(*)		—	—	—	46,240	(4,407)

(*)	The condensed financial information of SK m&service Co., Ltd. represents the financial information up to the date of disposal.

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2024 is as follows:

(In millions of won)
		As of December 31, 2024			2024
Subsidiary		Total assets	Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	210,962	63,558	147,404	341,838	14,323
SK Broadband Co., Ltd.		6,806,280	3,760,426	3,045,854	4,415,270	263,967
PS&Marketing Corporation		448,887	218,885	230,002	1,382,361	63
SERVICE ACE Co., Ltd.		74,676	49,818	24,858	191,376	2,585
SERVICE TOP Co., Ltd.		60,073	42,479	17,594	166,699	969
SK O&S Co., Ltd.		130,618	94,807	35,811	351,721	689
Home & Service Co., Ltd.		139,664	107,379	32,285	495,546	3,947
SK stoa Co., Ltd.		116,785	56,192	60,593	302,332	4,354
SK m&service Co., Ltd.		164,772	100,230	64,542	246,999	220

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	Details of subsidiary that was newly included in consolidation scope for the year ended December 31, 2025 are as follows:

Subsidiary	Reason
Forest AI Investment	Established by the Atlas Investment

2)	Details of subsidiaries that were excluded from consolidation scope for the year ended December 31, 2025 are as follows:

Subsidiary	Reason
NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)	Loss of control
SK m&service Co., Ltd.	Loss of control
YTK Investment Ltd.	Liquidation

1.	Reporting Entity, Continued

(5)	The financial information of material non-controlling interests of the Group as of and for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		SAPEON Inc.
Ownership of non-controlling interests (%)		37.5

		As of December 31, 2025
Current assets	~~W~~	10,393
Non-current assets		187,491
Current liabilities		(16,454)
Non-current liabilities		—
Net assets		181,430
Carrying amount of non-controlling interests		68,133

		2025
Revenue	~~W~~	—
Loss for the year		(91,558)
Total comprehensive loss		(98,732)
Loss attributable to non-controlling interests		(34,384)
Net cash used in operating activities	~~W~~	(4,082)
Net cash provided by investing activities		9,738
Net cash used in financing activities		(25,310)
Effects of exchange rate changes on cash and cash equivalents		(890)
Net decrease in cash and cash equivalents		(20,544)
Dividends paid to non-controlling interests for the year ended December 31, 2025	~~W~~	—

1.	Reporting Entity, Continued

(5)	The financial information of material non-controlling interests of the Group as of and for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
		SAPEON Inc.
Ownership of non-controlling interests (%)		37.5

		As of December 31, 2024
Current assets	~~W~~	31,099
Non-current assets		316,060
Current liabilities		(3,130)
Non-current liabilities		(58,417)
Net assets		285,612
Carrying amount of non-controlling interests		104,323

		2024
Revenue	~~W~~	5,358
Profit for the year		216,746
Total comprehensive income		212,549
Profit attributable to non-controlling interests		104,124
Net cash used in operating activities	~~W~~	(43,129)
Net cash used in investing activities		(5,073)
Net cash provided by financing activities		13,764
Effects of exchange rate changes on cash and cash equivalents		2,319
Net decrease in cash and cash equivalents		(32,119)
Dividends paid to non-controlling interests for the year ended December 31, 2024	~~W~~	—

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying consolidated financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 5, 2026, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2026.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

✓	derivative financial instruments measured at fair value;

✓	financial instruments measured at fair value through profit or loss (“FVTPL”);

✓	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

✓	liabilities measured at fair value for cash-settled share-based payment arrangement; and

✓	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 35), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 3 (7), (8), 12 and 16), impairment of non-financial assets including goodwill (notes 3 (10) and 15), recognition of provision (notes 3 (15) and 19), measurement of defined benefit liabilities (assets) (notes 3 (14) and 20), transaction of derivative instruments (notes 3 (6) and 21) and recognition of deferred tax assets (liabilities) (notes 3 (23) and 31).

3) Fair value measurement

The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

✓	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

✓	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

✓	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 21 and note 35.

3.	Material Accounting Policies

The material accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2025, the material accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2024. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2025 are as follows. These amended standards had no material impact on the Group’s consolidated financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 The Effect of Changes in Foreign Exchange Rates and KIFRS 1101)

•	Disclosure of differences in estimation techniques (Amendments to KIFRS 1117)

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation

1) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on KIFRS 1032 and KIFRS 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation, Continued

4) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures.

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

However, the Group includes investments in which it has significant influence but for which it has determined that it does not have substantive access to returns associated with its ownership interests in associates or joint ventures. Accordingly, such investments are measured in accordance with KIFRS 1109.

6) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7) Business combinations under common control

SK Inc. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

3.	Material Accounting Policies, Continued

(4)	Inventories

Handsets are measured at acquisition cost using the specific identification method, after deducting purchase discounts, rebates and other similar items. Other inventories are measured using the weighted average method. Also, during the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3) Impairment

The Group estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.

4) Derecognition

Financial assets

The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition, Continued

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

5) Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument.

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Group amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Group determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Group amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

3.	Material Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income or expenses.

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3 ~ 10

The Group reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

3.	Material Accounting Policies, Continued

(8)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

3.	Material Accounting Policies, Continued

(8)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(9)	Investment properties

Investment properties are properties held to earn rent income and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 ~ 40 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(11)	Leases

A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	Group as a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1)	Group as a lessee, Continued

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The Group remeasures the lease liability when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

2)	Group as a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies KIFRS 1115 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(12)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

3.	Material Accounting Policies, Continued

(13)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition.

Financial liabilities designated at fair value through profit or loss are measured at fair value subsequent to initial recognition. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

3.	Material Accounting Policies, Continued

(14)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities (assets) relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

3.	Material Accounting Policies, Continued

(15)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(16)	Emissions Rights

The Group accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies

1)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from the translation of monetary items are recognized in profit or loss, except for those relating to investments in equity instruments designated at fair value through other comprehensive income, those arising from the translation of net investments in foreign operations, and those arising from financial liabilities designated as cash flow hedging instruments.

2)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

3.	Material Accounting Policies, Continued

(19)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

(21)	Revenue

1)	Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless and fixed-line telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3)	Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

3.	Material Accounting Policies, Continued

(21)	Revenue, Continued

4)	Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings and debentures, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

3.	Material Accounting Policies, Continued

(24)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired only for a purpose of resale.

When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented as if the operation had been discontinued from the start of the comparative year.

(26)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2025 are disclosed below. The Group is currently assessing the impact of these amendments on its consolidated financial statements.

•	Classification and measurement of financial instruments (Amendments to KIFRS 1109 and KIFRS 1107)

•	Contracts referencing nature-dependent electricity (Amendments to KIFRS 1109 and KIFRS 1107)

•	KIFRS 1118 ‘Presentation and Disclosures in Financial Statements’ and amendments to KIFRS 1118

•	Annual Improvements to KIFRS - Volume 11

Appendix 2. Separate Financial Statements

SK TELECOM CO., LTD. (the “Company”)

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024, AND

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of won)
	Note		December 31, 2025	December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	771,861	1,165,158
Short-term financial instruments	4,34,35		89,155	79,000
Accounts receivable – trade, net	5,34,35,36		1,469,426	1,508,893
Short-term loans, net	5,34,35,36		60,122	55,577
Accounts receivable – other, net	5,34,35,36,37		393,136	390,243
Contract assets	7,35		5,958	5,275
Prepaid expenses	6		1,997,049	1,802,742
Guarantee deposits	5,34,35,36		58,513	67,521
Prepaid income taxes	31		8,827	—
Derivative financial assets	19,34,35,38		—	80,650
Inventories, net			16,940	38,982
Non-current assets held for sale	40		40,081	11,568
Advanced payments and others	5,34,35		21,489	36,796

			4,932,557	5,242,405

Non-Current Assets:
Long-term financial instruments	4,34,35		354	354
Long-term investment securities	8,34,35		2,396,996	1,418,465
Investments in subsidiaries, associates and joint ventures	9		5,892,726	4,899,558
Property and equipment, net	10,12,36		7,680,504	8,515,225
Investment property, net	11		47,287	35,462
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		1,230,202	1,683,018
Long-term loans, net	5,34,35,36		363	490
Long-term accounts receivable – other, net	5,34,35,37		235,980	239,008
Long-term contract assets	7,35		11,363	13,301
Long-term prepaid expenses	6		1,065,238	894,226
Guarantee deposits, net	5,34,35,36		92,213	85,939
Long-term derivative financial assets	19,34,35,38		156,256	148,172
Defined benefit assets	18		100,212	103,518
Other non-current assets			249	249

			20,216,179	19,343,221

Total Assets		~~W~~	25,148,736	24,585,626

(Continued)

1

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2025 and 2024

(In millions of won)
	Note		December 31, 2025	December 31, 2024
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	15,34,35,38	~~W~~	130,000	—
Accounts payable – other	34,35,36		1,527,175	1,543,989
Contract liabilities	7		108,613	76,682
Withholdings	34,35		773,970	717,547
Accrued expenses	34,35		792,458	996,204
Income tax payable	31		—	172,008
Provisions	17,39		137,750	40,710
Current portion of long-term debt, net	15,34,35,38		864,696	1,930,070
Lease liabilities	34,35,36,38		354,906	308,141
Current portion of long-term payables – other	16,34,35,38		368,572	367,765
Derivative financial liabilities	19,34,35,38		581	78,467
Other current liabilities	34,35		11,521	9,303

			5,070,242	6,240,886

Non-Current Liabilities:
Debentures, excluding current portion, net	15,34,35,38		5,416,644	4,955,124
Long-term borrowings, excluding current portion, net	15,34,35,38		300,000	200,000
Long-term payables – other	16,34,35,38		179,389	539,955
Long-term contract liabilities	7		1,699	1,528
Long-term derivative financial liabilities	19,34,35,38		621	3,437
Long-term lease liabilities	34,35,36,38		782,702	850,311
Long-term provisions	17		69,517	60,395
Deferred tax liabilities	31		1,277,326	717,278
Other non-current liabilities	34,35		59,546	55,858

			8,087,444	7,383,886

Total Liabilities			13,157,686	13,624,772

Shareholders’ Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21,22,23		(4,547,673)	(4,551,820)
Retained earnings	24,25		15,199,915	15,273,451
Reserves	26		1,308,315	208,730

Total Shareholders’ Equity			11,991,050	10,960,854

Total Liabilities and Shareholders’ Equity		~~W~~	25,148,736	24,585,626

The accompanying notes are an integral part of the separate financial statements.

2

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2025 and 2024

(In millions of won, except for earnings per share)
	Note		2025	2024
Operating revenue:	27,36
Revenue		~~W~~	12,051,068	12,774,060
Operating expenses:	36
Labor			1,102,748	1,139,968
Commission	6		4,807,803	4,773,925
Depreciation and amortization			2,510,464	2,645,850
Network interconnection			405,834	463,783
Leased lines			193,454	193,896
Advertising			124,709	136,723
Rent			127,268	122,499
Cost of goods sold			607,219	600,190
Others	28		1,359,727	1,174,051

			11,239,226	11,250,885

Operating profit			811,842	1,523,175
Finance income	30		307,372	513,884
Finance costs	30		(372,807)	(485,535)
Other non-operating income	29		152,505	51,855
Other non-operating expenses	29		(170,266)	(141,478)
Gain relating to investments in subsidiaries, associates and joint ventures, net	9		7,852	15,183

Profit before income tax			736,498	1,477,084
Income tax expense	31		325,703	196,600

Profit for the year		~~W~~	410,795	1,280,484

Earnings per share:	32
Basic earnings per share (in won)		~~W~~	1,836	5,923
Diluted earnings per share (in won)			1,836	5,907

The accompanying notes are an integral part of the separate financial statements.

3

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of won)	Note		2025	2024
Profit for the year		~~W~~	410,795	1,280,484
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	18		(22,748)	(5,771)
Valuation gain on financial assets at fair value through other comprehensive income	26,30		1,222,439	13,659
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		12,445	(4,721)

Other comprehensive income for the year, net of taxes			1,212,136	3,167

Total comprehensive income		~~W~~	1,622,931	1,283,651

The accompanying notes are an integral part of the separate financial statements.

4

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In millions of won)				Capital surplus and others
	Note		Share capital	Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2024		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	1,280,484	—	1,280,484
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(66,289)	69,456	3,167

			—	—	—	—	—	—	—	1,214,195	69,456	1,283,651

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(223,335)	—	(223,335)
Interim dividends	33		—	—	—	—	—	—	—	(530,082)	—	(530,082)
Share option	23		—	—	—	—	4,680	493	5,173	—	—	5,173
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(19,800)	—	(19,800)
Acquisition and disposal of treasury shares	21		—	—	9,019	—	—	135	9,154	—	—	9,154
Retirement of treasury shares	21		—	—	200,000	—	—	—	200,000	(200,000)	—	—

			—	—	209,019	—	4,680	628	214,327	(973,217)	—	(758,890)

Balance as of December 31, 2024		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854

Balance as of January 1, 2025		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	410,795	—	410,795
Other comprehensive income	18,19,26,30		—	—	—	—	—	—	—	112,551	1,099,585	1,212,136

			—	—	—	—	—	—	—	523,346	1,099,585	1,622,931

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(223,531)	—	(223,531)
Interim dividends	33		—	—	—	—	—	—	—	(353,551)	—	(353,551)
Share option	23		—	—	—	—	13	(1,169)	(1,156)	—	—	(1,156)
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(19,800)	—	(19,800)
Disposal of treasury shares	21		—	—	4,429	—	—	874	5,303	—	—	5,303

			—	—	4,429	—	13	(295)	4,147	(596,882)	—	(592,735)

Balance as of December 31, 2025		~~W~~	30,493	1,771,000	(88,533)	398,509	14,511	(6,643,160)	(4,547,673)	15,199,915	1,308,315	11,991,050

The accompanying notes are an integral part of the separate financial statements.

5

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of won)
	Note		2025	2024
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	410,795	1,280,484
Adjustments for income and expenses	38		3,107,322	3,093,252
Changes in assets and liabilities related to operating activities	38		(368,497)	99,735

			3,149,620	4,473,471
Interest received			27,661	36,833
Dividends received			240,015	216,886
Interest paid			(281,519)	(293,944)
Income tax paid			(382,769)	(244,313)

Net cash provided by operating activities			2,753,008	4,188,933

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	109,738
Collection of short-term loans			90,387	121,314
Proceeds from disposals of long-term investment securities			650,145	36,171
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			37,268	80,691
Proceeds from disposals of non-current assets held for sale			34,389	—
Proceeds from disposals of property and equipment			236,842	43,052
Proceeds from disposals of intangible assets			7,242	24,793

			1,056,273	415,759
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(10,155)	—
Increase in short-term loans			(94,850)	(108,326)
Acquisitions of long-term investment securities			(500)	(1,145)
Cash outflows from settlement of derivatives			(78,467)	(112,903)
Acquisitions of investments in subsidiaries, associates and joint ventures			(1,081,986)	(285,604)
Acquisitions of property and equipment			(1,260,722)	(1,676,884)
Acquisitions of intangible assets			(83,176)	(32,925)

			(2,609,856)	(2,217,787)

Net cash used in investing activities		~~W~~	(1,553,583)	(1,802,028)

(Continued)

6

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2025 and 2024

(In millions of won)	Note		2025	2024
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	130,000	—
Proceeds from long-term borrowings			300,000	200,000
Proceeds from issuance of debentures			1,116,267	697,143
Cash inflows from settlement of derivatives			52,859	—

			1,599,126	897,143
Cash outflows for financing activities:
Repayments of long-term borrowings			(250,000)	(390,000)
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(1,654,420)	(860,000)
Payments of dividends			(577,054)	(753,390)
Payments of interest on hybrid bonds			(19,800)	(19,800)
Repayments of lease liabilities			(321,515)	(341,989)
Acquisition of treasury shares			—	(15,788)

			(3,191,939)	(2,750,117)

Net cash used in financing activities			(1,592,813)	(1,852,974)

Net increase (decrease) in cash and cash equivalents			(393,388)	533,931
Cash and cash equivalents at beginning of the year			1,165,158	631,066
Effects of exchange rate changes on cash and cash equivalents			91	161

Cash and cash equivalents at end of the year		~~W~~	771,861	1,165,158

The accompanying notes are an integral part of the separate financial statements.

7

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. as of December 31, 2025, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	14,332,207	6.67
Institutional investors and other shareholders	129,135,184	60.13
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,807,778	0.84

	214,790,053	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying separate financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

These financial statements are separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent and an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 5, 2026, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2026.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

✓	derivative financial instruments measured at fair value;

✓	financial instruments measured at fair value through profit or loss (“FVTPL”);

✓	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

✓	liabilities measured at fair value for cash-settled share-based payment arrangement; and

✓	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

8

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 5 and 35), estimated useful lives of costs to obtain a contract (notes 3 (21), and 6), property and equipment and intangible assets (notes 3 (7), (8), 10 and 14), impairment of goodwill (notes 3 (10) and 13), recognition of provision (notes 3 (15) and 17), measurement of defined benefit liabilities (notes 3 (14) and 18), transaction of derivative instruments (notes 3 (6) and 19) and recognition of deferred tax assets (liabilities)

(notes 3 (23) and 31).

3) Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

9

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

✓	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

✓	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

✓	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 19 and note 35.

10

3.	Material Accounting Policies

The material accounting policies applied by the Company in the preparation of its separate financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2025, the material accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2024. The Company has not early adopted any standards, and interpretations or amendments that have been issued but are not yet effective.

The following amended KIFRS is effective from January 1, 2025 and it did not have a material impact on the Company’s separate financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 The Effect of Changes in Foreign Exchange Rates and KIFRS 1101)

•	Disclosure of differences in estimation techniques (Amendments to KIFRS 1117)

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with KIFRS 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with KIFRS 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with KIFRS 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

However, the Company includes investments in which it has significant influence but for which it has determined that it does not have substantive access to returns associated with its ownership interests in associates or joint ventures. Accordingly, such investments are measured in accordance with KIFRS 1109.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

11

3.	Material Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

12

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

13

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3) Impairment

The Company estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

14

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4) Derecognition

Financial assets

The Company derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either: substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

5) Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

15

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument.

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Company amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Company amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

16

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform, Continued

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Company determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Company amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Company deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

17

3.	Material Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

18

3.	Material Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 10, 30
Other property and equipment	4 ~10

The Company reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

19

3.	Material Accounting Policies, Continued

(9)	Investment properties

Investment properties are properties held to earn rent income and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

20

3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

21

3.	Material Accounting Policies, Continued

(11)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	Company as a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

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3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1)	Company as a lessee, Continued

The lease liability is measured at amortized cost using the effective interest method. The Company remeasures the lease liability when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

2)	Company as a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies KIFRS 1115 to allocate the consideration in the contract.

The Company applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

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3.	Material Accounting Policies, Continued

(11)	Leases, Continued

2)	Company as a lessor, Continued

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(12)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

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3.	Material Accounting Policies, Continued

(13)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition.

Financial liabilities designated at fair value through profit or loss are measured at fair value subsequent to initial recognition. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

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3.	Material Accounting Policies, Continued

(14)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities (assets) relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

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3.	Material Accounting Policies, Continued

(15)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

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3.	Material Accounting Policies, Continued

(16)	Emissions Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

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3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from the translation of monetary items are recognized in profit or loss, except for those relating to investments in equity instruments designated at fair value through other comprehensive income, and those arising from financial liabilities designated as cash flow hedging instruments.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(19)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

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3.	Material Accounting Policies, Continued

(21)	Revenue

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3)	Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

4)	Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

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3.	Material Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings and debentures, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

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3.	Material Accounting Policies, Continued

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

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3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

2)	Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount – the single most likely amount in a range of possible outcomes.

•	The expected value – the sum of the probability-weighted amounts in a range of possible outcomes.

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2025 are disclosed below. The Company is currently assessing the impact of these amendments on its separate financial statements.

•	Classification and measurement of financial instruments (Amendments to KIFRS 1109 and KIFRS 1107)

•	Contracts referencing nature-dependent electricity (Amendments to KIFRS 1109 and KIFRS 1107)

•	KIFRS 1118 ‘Presentation and Disclosures in Financial Statements’ and amendments to KIFRS 1118

•	Annual Improvements to KIFRS - Volume 11

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Disclaimer:

The consolidated and separate financial statements as of and for the year ended December 31, 2025 included above (collectively, the “Unaudited Financial Statements”) are preliminary and have not yet been audited. For the Company’s audited consolidated and separate financial statements as of and for the year ended December 31, 2025 and the respective accompanying notes, please refer to the Company’s future filings with the U.S. Securities and Exchange Commission, including its consolidated and separate audit reports and annual business report to be furnished on Form 6-K and its annual report to be filed on Form 20-F.

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: February 25, 2026